Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Announces Intention to Repurchase Up to 15 Million of its Common Shares

TORONTO, February 28, 2017 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced its intention, subject to the approval of the Office of the Superintendent of Financial Institutions Canada (OSFI) and the Toronto Stock Exchange (TSX), to purchase, for cancellation, up to 15 million of its common shares under a normal course issuer bid through the facilities of the TSX. Bank of Montreal (the Bank) intends to file a notice of intention with the TSX in this regard.

The normal course issuer bid, subject to regulatory approvals, will commence on or around May 1, 2017, and will end on or around April 30, 2018. The common shares that may be repurchased represent approximately 2.3 per cent of the ‘public float’ (as such term is defined in the TSX Company Manual) of common shares as at January 31, 2017. The timing and amount of any purchases under the program is subject to regulatory approvals and to management discretion based on factors such as market conditions. The Bank will pay the market price for the shares at the time of acquisition.

There were 648,920,244 Bank of Montreal common shares issued and outstanding as at January 31, 2017, and the public float was 648,297,725 common shares.

BMO’s previous normal course issuer bid commenced on February 1, 2016, and expired on January 31, 2017. Over the term of the previous bid, BMO did not purchase any of its common shares.

Bank of Montreal’s common shares are listed on both the Toronto and New York stock exchanges.

For Media Relations Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-3996

Frederic Tremblay, Montreal, frederic1.tremblay@bmo.com, 514-877-1873

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

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